SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                          For the month of August, 2010

                                   TEFRON LTD.
                 (Translation of registrant's name into English)

            IND. CENTER TERADYON, P.O. BOX 1365, MISGAV 20179, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is a press release, dated August 18, 2010, relating to the Registrant's financial results for the second quarter of 2010.

This Form 6-K is hereby incorporated by reference into Tefron Ltd.'s Registration Statement on Form F-3 (Registration No. 333-128847) and its Registration Statements on Form S-8 (Registration Nos. 333-139021 and 333-111932).


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


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                TEFRON LTD.
                                                (Registrant)

                                                By: /s/ Eran Rotem
                                                ----------------------
                                                Name: Eran Rotem
                                                Title: Chief Financial Officer

                                                By: /s/ Hanoch Zlotnik
                                                ----------------------
                                                Name: Hanoch Zlotnik
                                                Title: Treasurer

Date: August 18, 2010


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


TEFRON REPORTS SECOND QUARTER 2010 RESULTS

TEFRON REPORTS A POSITIVE EBITDA FOR THE SECOND QUARTER OF 2010

Tel Aviv, ISRAEL -- 18/08/2010 -- Tefron Ltd. (OTC:TFRFF; TASE:TFRN)

Second Quarter Highlights:

o Tefron reports a positive EBITDA for the second quarter of 2010, as compared to a negative EBITDA of about $3.3M for the corresponding quarter last year.

o Net loss of approximately $2M as compared with net loss of approximately $4.6M for the corresponding quarter last year.

o Decrease of $3.4M in operating loss for Q2/10 as compared with second quarter last year. This decrease was achieved primarily due to significant improvements in key operational measures;`On Time Delivery` to customers and reduction in production waste, which led to increased efficiency and yield. In addition, significant savings were achieved in fixed costs.

o Operational efficiency increased from 60% to 85%, while increasing the Company's production capacity.

o The Company began receiving orders from new strategic customers in the U.S..

COMMENTING ON THE RESULTS, CEO AMIT MERIDOR, SAID: "During the first quarter of the year, Tefron began implementation of its Turnaround Plan, for an immediate improvement of the operating results and returning to a momentum of growth. Tefron exceed the Turnaround plan goals set for the second quarter. The Company demonstrated substantial operational improvements, which led to a reduction in losses and to a positive EBITDA for the quarter, as compared to a negative EBITDA of approximately $12M in 2009. While enhancing collaboration with current customers, the Company has recently begun to supply to new customers and is also operating toward extending its swimwear development and production activities to the American and European markets".

MERIDOR FURTHER ADDED THAT: "We are investing great efforts in regaining customer confidence in Tefron and our operational improvements enable us to be both efficient and competitive. Second quarter results demonstrate Tefron's ability to introduce changes in the Company's cost structure within a short period of time, improve customer service and create a healthy company. We expect the significant changes implemented during the first half of the year and those to be applied in the second half, shall enable Tefron to regain and expand its customer base".

INCOMING TEFRON CHAIRMAN, ARNON TIBERG, COMMENTED: "Tefron took on the challenge of regaining a major position in the global textile industry as a leading player in its field, while implementing an aggressive long term recovery and growth plan. The Company continues to operate toward improving all of the parameters identified with its production floor, such as improving On Time Delivery to customers and reduction in production waste. In addition, the Company continues cutting down cost structure in terms of personnel, rent and transportation expenses".

TIBERG FURTHER ADDED THAT: "In recent months, we have strengthened our top management with leading textile and fashion managers and the results were forthcoming. The Company board has complete confidence in management and its ability to achieve improvements in framework of the Turnaround plan".


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


RESULTS FOR Q2/2010

COMPANY SALES amounted to $24.9M as compared to $25.3M for the corresponding period last year.

OPERATING LOSSES amounted to approximately $2.3M, as compared to losses of $5.6M for the corresponding period last year. This decline is mainly due to the improvement in On Time Delivery to customers and reduction in production waste, which led to increased efficiency while improving the production capacity and, due to significant savings on fixed costs.

The Company reports positive EBITDA (EARNINGS BEFORE INTEREST, TAX, DEPRECIATION AND AMORTIZATION) of about $12K, as compared to a negative EBITDA of about $3.3M for the corresponding period last year.

FINANCIAL EXPENSES amounted to $370K, as compared to $434K for the corresponding quarter last year.

NET LOSS amounted to approximately $2M, as compared with $4.6M net loss for the corresponding quarter last year.

COMPANY'S FINANCIALS AS ON 30 JUNE, 2010:

CURRENT ASSETS totaled to $36.0M as compared with $39.9M on 31 December, 2009. The 9.8% decline was derived mainly of a $1.5M decline in cash, which were used to finance the Company losses, and of a $1.3M decline in inventory due to the seasonality of the swimwear products.

CURRENT LIABILITIES total about $23.0M, as compared to $46.6M on 31 December, 2009. The $26.6M decline is derived mainly of bank credits. The agreement signed with the banks on 2 March, 2010 included a restructure for the Company's credit facilities. As part of this reorganization, the main part of the bank credit become long term debts and as such, classified as non-current liabilities.

NON-CURRENT LIABILITIES total about $22.5M, as compared to approximately $5.6M on 31 December, 2009. The $16.9M increase is derived mainly of the abovementioned restructuring and of the $1.8M offset of the balance for deferred taxes, net.

COMPANY EQUITY totals about $45.9M, comprising approximately 50.2% of the entire balance sheet, as compared to about $47.0M, which comprised 47.4% of the total balance sheet as on 31 December, 2009. The decline in equity as compared to 31 December, 2009 was derived mainly of the $5.2M loss recorded during the reporting period and the offset of the $4M capital investment in the Company under the Company's rights offering and private equity issuances.

COMPANY NET LOSS, for the first half ending on 30 June, 2010, amounted to about $5.2M, as compared to a net loss of approximately $4.5M for the corresponding period last year.

ABOUT TEFRON:

Tefron is a market leader in the field of apparel, serving customers in the U.S. and Europe. Tefron focuses on developing, producing, marketing and selling undergarments, athletic wear, beach and swimwear. Tefron activities are divided into two business sectors: "Seamless" design, development, production and sale of undergarments and athletic apparel; and "Cut & Sew" design, development, production and sale of undergarments, swimsuits and athletic apparel. The design and production are mainly performed in Israel, Jordan and the Far East, while the finished goods are sold mainly in the U.S. and Europe.

Company customers include leading international players, such as: Hanes Brands Industries, Reebok, Patagonia, Lululemon Athletica, GAP, Calvin Klein, Wal-Mart, Victoria's Secret.

FOR FURTHER DETAILS: DAN MOSES - 052-874-4809

This press release contains certain forward-looking statements, within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995, with respect to the Company's business, financial condition and results of operations. We have based these forward-looking statements on our current expectations and projections about future events

Words such as "believe," "anticipate," "expect," "intend," "will," "plan," "could," "may," "project," "goal," "target," and similar expressions often identify forward-looking statements but are not the only way we identify these statements. Except for statements of historical fact contained herein, the matters set forth in this press release regarding our future performance, plans to increase revenues or margins and any statements regarding other future events or future prospects are forward-looking statements.


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


These forward looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements, including, but not limited to:

     o the effect of the worldwide recession on our sales to our customers in the United States and in Europe and on our ability to finance our operations;

     o our customers' continued purchase of our products in the same volumes or on the same terms;

     o the failure of any of our principal customers to satisfy its payment obligations to us;

     o the cyclical nature of the clothing retail industry and the ongoing changes in fashion preferences;

     o the competitive nature of the markets in which we operate, including the ability of our competitors to enter into and compete in the seamless market in which we operate;

     o the potential adverse effect on our business resulting from our international operations, including increased custom duties and import quotas (e.g., in China, where we manufacture for our swimwear division)

     o    fluctuations in inflation and currency rates;

     o the potential adverse effect on our future operating efficiency resulting from our expansion into new product lines with more complicated products, different raw materials and changes in market trends;

     o the purchase of new equipment that may be necessary as a result of our expansion into new product lines;

     o our dependence on our suppliers for our machinery and the maintenance of our machinery;

     o    the fluctuations costs of raw materials;

     o our dependence on subcontractors in connection with our manufacturing process

     o our failure to generate sufficient cash from our operations to pay our debt;

     o political, economic, social, climatic risks, associated with international business and relating to operations in Israel;

As well as certain other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contacts
--------------------------------------------------------------------------------
Company Contact:
Eran Rotem
Chief Financial Officer
+972 4 990 0881
reran@tefron.com


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


Consolidated Balance Sheets
--------------------------------------------------------------------------------

                                                                                                         AS OF
                                                                            AS OF JUNE 30,            DECEMBER 31,
                                                                      --------------------------      ----------
                                                                         2010            2009            2009
                                                                      ----------      ----------      ----------
                                                                                    $ IN THOUSANDS
                                                                      ------------------------------------------
ASSETS

CURRENT ASSETS

Cash and cash equivalents                                             $      439      $      837      $    1,904
Short-term investments                                                       700           1,188             737
Trade receivables, net                                                    13,634          24,123          14,597
Other current assets                                                       2,865           3,616           2,892
Inventories                                                               18,451          21,452          19,778
                                                                      ----------      ----------      ----------
                                                                          36,089          51,216          39,908
                                                                      ----------      ----------      ----------

NON-CURRENT ASSETS

Deferred taxes, net                                                        1,181           2,100           1,409
Property, plant and equipment, net                                        53,446          60,643          56,920
Goodwill and other intangible assets, net                                    757           1,710             960
                                                                      ==========      ----------      ----------

                                                                          55,384          64,453          59,289
                                                                      ----------      ----------      ----------
                                                                      $   91,473      $  115,669      $   99,197
                                                                      ==========      ==========      ==========
LIABILITIES AND EQUITY

CURRENT LIABILITIES

Short-term loans (including current portion of long term - loans)     $    4,760      $   25,259      $   25,847
Trade payables                                                            14,048          16,875          15,042
Other current liabilities                                                  4,199           5,619           5,666
                                                                      ==========      ----------      ----------
                                                                          23,007          47,753          46,555
                                                                      ==========      ----------      ----------

NON-CURRENT LIABILITIES

LONG-TERM LOANS                                                           19,802               -               -
EMPLOYEE BENEFITS, NET                                                       430           1,550             729
DEFERRED TAXES, NET                                                        1,053           1,166           3,080
OTHER NON-CURRENT LIABILITIES                                              1,233           5,429           1,838
                                                                      ----------      ----------      ----------
                                                                          22,518           8,145           5,647
                                                                      ----------      ----------      ----------

EQUITY ATTRIBUTABLE TO OWNERS OF THE PARENT

Share capital                                                             10,351           7,518           7,518
Additional paid-in capital                                               108,852         107,460         107,522
Accumulated deficit                                                      (65,915)        (48,214)        (60,666)
Treasury shares                                                           (7,408)         (7,408)         (7,408)
Other capital reserves                                                        68             415              29
                                                                      ----------      ----------      ----------

TOTAL                                                                     45,948          59,771          46,995
                                                                      ----------      ----------      ----------

                                                                      $   91,473      $  115,669      $   99,197
                                                                      ==========      ==========      ==========


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


CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT PER SHARE DATA)

                                                          SIX MONTHS                   THREE MONTHS            YEAR ENDED
                                                        ENDED JUNE 30,                 ENDED JUNE 30,          DECEMBER 31
                                                   ------------------------      ------------------------      ---------
                                                      2010           2009          2010            2009           2009
                                                   ---------      ---------      ---------      ---------      ---------
                                                                          UNAUDITED                             AUDITED
                                                   ------------------------------------------------------      ---------
                                                                   $ IN THOUSANDS (EXCEPT PER SHARE DATA)
                                                   ---------------------------------------------------------------------
Sales                                              $  50,719      $  72,245      $  24,946      $  25,260      $ 115,538
Cost of sales                                         48,159         68,360         26,840         26,840        119,339
                                                   ---------      ---------      ---------      ---------      ---------

Gross profit (loss)                                    2,560          3,885          1,616         (1,580)        (3,801)

Selling and marketing expenses                         6,596          7,787          2,951          3,280         13,842
General and administrative expenses                    1,798          2,093            924            802          3,779
Other income                                               -              -              -              -           (496)
                                                   ---------      ---------      ---------      ---------      ---------

Operating loss                                        (5,834)        (5,995)        (2,259)        (5,662)       (20,926)

   Loss from early repayment of subordinated
   note receivable                                         -              -              -              -         (1,285)
 Financial income                                        271          2,155            271            332          1,747
 Financial expenses                                   (1,179)        (2,095)          (641)          (766)        (2,259)
                                                   ---------      ---------      ---------      ---------      ---------

Financial Income (expenses), net                        (908)            60           (370)          (434)          (512)
                                                   ---------      ---------      ---------      ---------      ---------

Loss before income taxes                              (6,742)        (5,935)        (2,629)        (6,096)       (22,723)
Tax benefit                                           (1,493)        (1,460)           634         (1,476)         5,330
                                                   ---------      ---------      ---------      ---------      ---------

Loss                                               $  (5,249)     $  (4,475)     $  (1,995)     $  (4,620)     $ (17,393)
                                                   =========      =========      =========      =========      =========

Basic and diluted loss                                  (2.0)          (2.1)          (0.6)          (2.2)          (8.1)
                                                   =========      =========      =========      =========      =========


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